SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 3)*

REGENERON PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

75886F 10 7
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75886F 10 7	13G/A	Page 2 ------ of ------ 12 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Kedge Capital Funds Limited, Special Situations 1 Fund
2	Check the Appropriate Box if a Member of a Group (a) ☐ (See Instructions) (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 75886F 10 7	13G/A	Page 3 ------ of ------ 12 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Feldon Invest SA
2	Check the Appropriate Box if a Member of a Group (a) ☐ (See Instructions) (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Panama
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,000,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,000,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 7.4%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 75886F 10 7	13G/A	Page 4 ------ of ------- 12 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Emfeld Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (See Instructions) (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,000,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,000,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 7.4%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 75886F 10 7	13G/A	Page 5 ------ of ------- 12 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Bertarelli & Cie
2	Check the Appropriate Box if a Member of a Group (a) ☐ (See Instructions) (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 75886F 10 7	13G/A	Page 6 ------ of ------- 12 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Ernesto Bertarelli
2	Check the Appropriate Box if a Member of a Group (a) ☐ (See Instructions) (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,000,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,000,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 7.4%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 75886F 10 7	13G/A	Page 7 ------ of ------- 12 Pages

Item 1(a).	Name of Issuer:

Regeneron Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

777 Old Saw Mill River Road
Tarrytown, New York 10591-6707

Item 2(a).	Names of Persons Filing:

This statement is being filed jointly by:

(i)	Feldon Invest SA, a Panamanian stock company, the holder of an aggregate of 4,000,000 shares of the issuer’s common stock, par value $0.001;

(ii)	Emfeld Ltd, a Cayman Islands stock company, which is the holder of all of the issued and outstanding capital stock of Feldon Invest SA; and

(iii)	Ernesto Bertarelli, an individual, who controls the voting and disposition of the shares of the common stock of the issuer held directly by Feldon Invest SA and indirectly by Emfeld Ltd.

In addition, the following entities were previously, but are no longer, in the corporate chain that owns the common stock of the issuer:

(i)	Kedge Capital Funds Limited, Special Situations 1 Fund, a Jersey (Channel Islands) corporation and

(ii)	Bertarelli & Cie, a societe en commandite par actions organized under the laws of Switzerland

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For Kedge Capital Funds Limited, Special Situations 1 Fund:
Lord Coutanche House
66-68 Esplanade
St. Helier
Jersey (Channel Islands)
JE4 5YQ

For Feldon Invest SA:
Urbanizacion Obarrio
Swiss Bank Building
53rd Street
Panama City, Panama

For Emfeld Ltd:
One Capital Place
Second Floor
P.O. Box 1787
George Town, Grand Cayman, Cayman Islands

For Ernesto Bertarelli and Bertarelli & Cie:

CUSIP No. 75886F 10 7	13G/A	Page 8 ------ of ------- 12 Pages

c/o Kedge Capital (Suisse) SA
2, Chemin des Mines
CH-1202 Geneva
Switzerland

Item 2(c).	Citizenship:

Kedge Capital Funds Limited, Special Situations 1 Fund: A corporation organized under the laws of Jersey (Channel Islands)

Feldon Invest SA: A stock company organized under the laws of Panama

Emfeld Ltd: A stock company organized under the laws of the Cayman Islands

Bertarelli & Cie: A societe en commandite par actions organized under the laws of Switzerland

Ernesto Bertarelli: Switzerland

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

75886F 10 7

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

The ownership percentage set forth below is based on 53,810,695 shares of common stock outstanding as of October 31, 2005, as reported in the issuer’s quarterly report on Form 10-Q dated November 4, 2005.

With respect to Kedge Capital Funds Limited, Special Situations 1 Fund:

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

With respect to Feldon Invest SA:

CUSIP No. 75886F 10 7	13G/A	Page 9 ------ of ------- 12 Pages

(a)	Amount beneficially owned: 4,000,000

(b)	Percent of class: 7.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,000,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,000,000

With respect to Emfeld Ltd:

(a)	Amount beneficially owned: 4,000,000

(b)	Percent of class: 7.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,000,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,000,000

With respect to Bertarelli & Cie:

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

With respect to Ernesto Bertarelli:

(a)	Amount beneficially owned: 4,000,000

(b)	Percent of class: 7.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

CUSIP No. 75886F 10 7	13G/A	Page 10 ------ of ------- 12 Pages

(ii)	Shared power to vote or to direct the vote: 4,000,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,000,000

Item 5.	Ownership of Five Percent or Less of a Class.

☒  Kedge Capital Funds Limited, Special Situations 1 Fund and Bertarelli & Cie are no longer part of the corporate chain that owns shares of the common stock of the issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 75886F 10 7	13G/A	Page 11 ------ of ------- 12 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

KEDGE CAPITAL FUNDS LIMITED, SPECIAL SITUATIONS 1 FUND

/s/ Thomas J. Plotz
By: Thomas J. Plotz
Title: Attorney-in-Fact

FELDON INVEST SA

/s/ Thomas J. Plotz
By: Thomas J. Plotz
Title: Attorney-in-Fact

EMFELD LTD

/s/ Thomas J. Plotz
By: Thomas J. Plotz
Title: Attorney-in-Fact

BERTARELLI & CIE

/s/ Thomas J. Plotz
By: Thomas J. Plotz
Title: Attorney-in-Fact

/s/ Ernesto Bertarelli*
Ernesto Bertarelli

* By:
/s/ Thomas J. Plotz
Thomas J. Plotz, Attorney-in-Fact

CUSIP No. 75886F 10 7	13G/A	Page 12 ------ of ------- 12 Pages

EXHIBITS

*1. Power of Attorney of Feldon Invest SA

*2. Power of Attorney of Emfeld Ltd

*3. Power of Attorney of Bertarelli & Cie

*4. Power of Attorney of Ernesto Bertarelli

**5. Joint Filing Agreement Pursuant to Rule 13d-1(k)(1)

**6. Power of Attorney of Kedge Capital Funds Limited, Special Situations 1 Fund

*Previously filed as an exhibit to the Schedule 13G filed by Feldon Invest SA, Emfeld Ltd., Bertarelli & Cie and Ernesto Bertarelli with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

** Previously filed as an exhibit to the Schedule 13G/A filed by Kedge Capital Funds Limited, Special Situations 1 Fund, Feldon Invest SA, Emfeld Ltd., Bertarelli & Cie and Ernesto Bertarelli with the Securities and Exchange Commission on September 4, 2002 and incorporated herein by reference.